UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G*	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUMTOTAL SYSTEMS INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

866615107

(CUSIP Number)

February 15, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*This amendment to the Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 9, 1999, by Paul G. Allen and Vulcan Ventures Inc, (collectively, the "Reporting Persons").  SumTotal Systems, Inc. is successor by merger to Docent, Inc., which was successor by merger to Click2Learn.com, which was successor by merger to Asymetrix Inc. Inc. (the "Issuer").

CUSIP No. 866615107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul G. Allen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power -0- shares (1)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power -0- shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)   Directly owned by Vulcan Ventures Incorporated.  Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to these shares.

CUSIP No. 866615107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vulcan Ventures Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power shares

	6.	Shared Voting Power -0- shares (1)

	7.	Sole Dispositive Power shares

	8.	Shared Dispositive Power -0- shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) CO

(1)   Directly owned by Vulcan Ventures Incorporated.  Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to these shares.

Item 1.
	(a)	Name of Issuer SumTotal Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1808 N. Shoreline Blvd. Mountain View, CA 94043

Item 2.
	(a)	Name of Person Filing Paul G. Allen and Vulcan Ventures Incorporated
	(b)	Address of Principal Business Office or, if none, Residence The address for both filing persons is as follows: 505 Fifth Ave., Suite 900 Seattle, Washington 98104
	(c)	Citizenship Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 86615107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 0 shares (1)
(b) Percent of class: 0.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-shares
(ii) Shared power to vote or to direct the vote -0- shares (1)
(iii) Sole power to dispose or to direct the disposition of -0-shares
(iv) Shared power to dispose or to direct the disposition of -0- shares (1)

(1)   The shares are owned directly by Vulcan Ventures Incorporated and beneficially by Paul G. Allen, the sole shareholder of Vulcan Ventures Incorporated.  Vulcan Ventures Incorporated and Mr. Allen may be deemed to have shared voting and dispositive power with respect to these shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VULCAN VENTURES INCORPORATED
February 20, 2006

	By:	/s/ Gregory P. Landis
	Name and Title:	Gregory P. Landis, Vice President

February 20, 2006	/s/ Gregory P. Landis
Paul G. Allen

	*By:	/s/ Gregory P. Landis
	Name:	/s/ Gregory P. Landis
Attorney-in Fact for Paul G. Allen

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement